UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-39693

Triterras, Inc.
(Name of registrant)

9 Raffles Place, #23-04 Republic Plaza
Singapore 048619
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes in Registrant’s Certifying Accountant.

On June 17, 2021, the Audit Committee of the Board of Directors of Triterras, Inc. (the “Company”) approved the appointment of Nexia TS Public Accounting Corporation (“Nexia”), an independent registered public accounting firm, as the Company’s principal accountant to audit the financial statements of the Company and its subsidiaries, effective as of June 16, 2021, the date Nexia consented to act in such capacity.

During the Company’s two most recent fiscal years ended February 29, 2020 and February 28, 2021, and any subsequent interim period prior to engaging Nexia, neither the Company nor anyone on its behalf consulted Nexia with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by Nexia that Nexia concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as defined in Item 16F(a)(1)(v) of Form 20-F.

Press Releases

On June 18, 2021, the Company issued a press release announcing the appointment of Nexia. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITERRAS, INC.

Date: June 18, 2021	By:	/s/ Srinivas Koneru
	Name:	Srinivas Koneru
	Title:	Director, Executive Chairman and
Chief Executive Officer

Exhibit No.	Description

99.1	Press Release: Triterras Appoints Nexia TS, member firm of Nexia International as New Independent Auditor, dated June 18, 2021.